Via Facsimile and U.S. Mail
Mail Stop 4720

August 21, 2009

Philip Romney
Acting Principal Financial Officer
SeaBright Insurance Holdings, Inc
1501th Avenue
Suite 2600
Seattle, WA 98101

  Re: SeaBright Insurance Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2008
    Filed on March 16, 2009
    File No. 001-34204

Dear Mr. Romney:

  We have reviewed your August 12, 2009 response to our July 29, 2009 letter and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

1. Refer to your response to comment two and your proposed disclosure. You state that you use pricing services to assist you in determining fair values. Please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please include the following:
    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing sources, along with the classification in the fair value hierarchy;

    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and

    d. Whether the broker quotes are binding or non-binding;

2. Please refer to our comment four and your response. Please disclose any significant direct investment in an individual financial guarantor, regardless of whether or not the guarantor has guaranteed any of your securities.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant